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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person(1)

     EMAP plc
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   (Last)                           (First)             (Middle)

     1 Lincoln Court, Lincoln Road
--------------------------------------------------------------------------------
                                    (Street)

     Peterborough PE1 2RF ENGLAND
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

     The Petersen Companies, Inc. (PTN)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Statement for Month/Year

     1/99
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [  ] Form filed by one Reporting Person
   [ X] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock, par value
  $0.01 per share                     1/99           J[2]             [2]        [2]     [2]     [2]            [2]       [2]
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                    2.                                                                                   Deriv-    of
                    Conver-                    5.                              7.                        ative     Deriv-   11.
                    sion                       Number of                       Title and Amount          Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Class B Common      [3]       1/99    J[2]      [2]                            Class A          N/A      N/A       N/A      N/A
Stock, par value                                                               Common
$0.01 per share                                                                Stock,
                                                                               par value
                                                                               $0.01 per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

See Attached.


     /s/ Christopher R. Innis                               January 27, 1999
---------------------------------------------            ----------------------
     EMAP plc                                                     Date
     **By: Christopher R. Innis
       Title: Director of Corporate Strategy


     /s/ Christopher R. Innis                               January 27, 1999
---------------------------------------------            ----------------------
     EMAP Acquisition Corp.                                       Date
     **By: Christopher R. Innis
       Title: President, Secretary and Treasurer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.

Designated Filer: EMAP plc
                  1 Lincoln Court
                  Lincoln Road
                  Peterborough PE1 2RF
                  ENGLAND

Issuer Name and Ticker or Trading Symbol:  The Petersen Companies, Inc. (PTN)

Statement for Month/Year:  1/99



          (1)  Other reporting person:

          EMAP Acquisition Corp.
          c/o EMAP plc
          1 Lincoln Court
          Lincoln Road
          Peterborough PE1 2RF
          ENGLAND

          IRS Number:  51-0385904

          (2) On January 15, 1999, in connection with an offer to purchase made by EMAP plc ("Parent") and EMAP Acquisition Corp. (the "Purchaser") for all the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of The Petersen Companies, Inc. (the "Company"), at $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), Parent announced the expiration of the Offer and the Purchaser's acceptance for payment of the 26,797,504 Class A Shares and 7,886,290 Class B Shares validly tendered into the Offer and not withdrawn.

               On January 21, 1999, pursuant to an Agreement and Plan of Merger dated December 15, 1998, by and among Parent, the Purchaser and the Company (the "Merger Agreement"), the Purchaser merged with and into the Company, with the Company as the surviving corporation and an indirect wholly owned subsidiary of Parent (the "Merger"). Upon consummation of the Merger, each outstanding Share of the Company (other than Shares of former stockholders that properly exercise appraisal rights with respect to the Merger) was converted into the right to receive $34.00 in cash. The transfer agent for the Shares has been instructed by the Company to close the stock transfer books for the Shares, and trading of the Class A Shares on the New York Stock Exchange has been suspended.

               On January 22, 1999, the Company filed a Form 15 with the Securities and Exchange Commission pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to terminate the registration of the Class A Shares under the Exchange Act and to suspend the Company's duty to file reports thereunder.

          (3) Pursuant to the terms of the Merger Agreement, the Purchaser had the right to exchange each Class B Share received in the Offer for one Class A Share.


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